Filed by MI Developments Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Magna Entertainment Corp.
Commission File No. 000-30578
Dated: August 25, 2004

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The contents of this document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 (or the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934 (or the "Exchange Act"). Forward-looking statements may include, among others, statements regarding MI Developments Inc.'s ("MID") future plans, costs objectives or economic performance, or the assumptions underlying any of the foregoing. In this document we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION

        This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities of Magna Entertainment Corp. At the time the expected offer is commenced, MID will file an offer to purchase/prospectus with the United States Securities and Exchange Commission and Canadian securities regulatory authorities and Magna Entertainment Corp. will file a solicitation/recommendation statement with respect to the offer. Investors and stockholders are strongly advised to read the offer to purchase/prospectus (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement when they become available because they will contain important information. Investors and stockholders may obtain a free copy of the offer to purchase/prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, from the Securities and Exchange Commission's website at www.sec.gov or at www.sedar.com. Free copies of these documents can also be obtained from MID by directing a request to MID, Attention: General Counsel, 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, (905) 713-6322. YOU SHOULD READ THE OFFER TO PURCHASE/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

        The following is a transcript of a presentation, including questions and answers, made to members of the media/financial analyst community by Frank Stronach, Chairman of MID and John D. Simonetti, Chief Executive Officer of MID conducted via teleconference at 10:00 a.m. New York/Toronto time on Monday, August 23, 2004:

EVENT:	M I DEVELOPMENTS — CONFERENCE CALL
TIME:	10:00 AM ET
REFERENCE:	21091759
LENGTH:	APPROXIMATELY 55 MINUTES
DATE:	AUGUST 23, 2004

        OPERATOR: Good morning ladies and gentlemen. Thank you for standing by. Welcome to the MI Developments Special Announcement Conference Call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press "star-zero" for operator assistance at any time. I would like to remind everyone that this conference call is being recorded on Monday, August the 23rd, 2004, at 10:00 a.m. Eastern time.

        Participating in today's conference call is Mr. John Simonetti and Mr. Frank Stronach, and I will now turn the conference over to Mr. Frank Stronach. Please go ahead, sir.

        FRANK STRONACH: Good morning. Frank Stronach. I thought it would be a good idea to have a conference call and answer the questions to investors and to the media, and perhaps I have a bit of an agenda here. First, I have the departure of Brian Tobin and Bill Davis — you might have questions there. Second, the appointment of John Simonetti — you might have questions there. Also, the stability of management — I'd like to answer questions there. The status of MID and MEC transactions, I will be commenting there. And the response to the Greenlight filing with the SEC and the OSC, I will be happy to answer questions there. Let's go ahead.

        OPERATOR: Thank you. One moment, please. Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press the "star" followed by the "one" on your touchtone phone. You will hear a three-toned... a three-toned prompt acknowledging your request. Your questions will be polled in the order that they are received. Please ensure you lift the handset, if you're using a speakerphone, before pressing any keys. One moment, please, gentlemen, for your first question. [pause] Your first question comes from Neil Herland from CBC TV. Please go ahead.

        NEIL HERLAND: This is a question for Frank Stronach. I'm wondering if you could discuss how Brian Tobin's departure came about, who gave who notice, and how did the whole process begin?

        FRANK STRONACH: Well, Brian hasn't been with the company a long time. He kind of mentioned last Tuesday, Wednesday, that he would like to leave the company.

        NEIL HERLAND: And did he give a reason for it?

        FRANK STRONACH: No, he wants to pursue other interests.

        NEIL HERLAND: There's some, uh, stories floating around that you guys didn't get along?

        FRANK STRONACH: I don't comment to stories. Only to facts. [pause] Next question.

        OPERATOR: Your next question comes from Tim Rice from Rice Voelker. Please go ahead.

        TIM RICE: Good morning.

        FRANK STRONACH: Hi, Tim.

        TIM RICE: The repetitive departures of key executives at MID and MEC since they've been public companies have produced a very depressed group of public shareholders, and two entities with almost no credibility in the investment community today. What do you attribute that to, and what do you propose to do to improve the situation?

        FRANK STRONACH: Well, first of all, MID is a very stable company. Its primary business is to build factories for Magna and lease it to them, so that's right — we have — the working group has been there for many years, so there's absolutely no problem, there's stability. And — but on the other hand, both MEC and MID are relatively young companies, and any time you got young companies, it takes a while till everything gels, and if — and until everything works. But we are, we are proud of MID as well as of MEC.

        TIM RICE: Well, since MEC has been public, the company's never given any guidance on outlook for quarterly or annual earnings, and this is, what, into our third year as a public company, and I think the perception out there is that the reason that no guidance is given is because the company doesn't know what the revenues or earnings are going to be. Do you... Can you give us any hope that this is going to change?

        FRANK STRONACH: Uh... First of all, we follow the rules or the laws, and again, I think keep in mind, MEC is a very young company, we bought a lot of old racetracks, and we knew they were old racetracks, but, with the new technologies like, you know, satellites, Internet, cable, telephones, we believe that eventually, we'd be able to reach the whole world with the MEC network, because we have 1/3 of the racing content in America, so I'm very optimistic that this will be a great company, but it will take some time, and you could picture it somewhat like a lottery corporation, right? Instead of seeing balls bouncing up and down, you have race horses, right? So — but it is, again, the company's only a few years old. We know when we bought it that there were a lot of old racetracks, and it takes some time until we fixed it up, and we're in the process now of rebuilding Gulfstream Park, which will be what I believe will be the most modern racetrack, and a racetrack the way a racetrack should be, and then we can gauge it very closely.

        TIM RICE: Well, I realize other people have questions, so, 'll go back to the end of the queue. Thank you.

        FRANK STRONACH: Thank you.

        OPERATOR: Your next question comes from Andrew Rosen from Mid Atlantic Post. Please go ahead.

        ANDREW ROSEN: Yes, can you discuss your plans for Pimlico Racetrack as it relates to any redevelopment or potential rebuilding, and given that your racetracks are somewhat old, do you have a particular dollar amount that you would see putting into your racetracks over the next several years?

        FRANK STRONACH: First of all, Pimlico, which is for some people which are not quite familiar with it, that's a very old famous racetrack in Baltimore, where the Preakness is run, so there's a lot of tradition involved, and Pimlico will stay. We will never move Pimlico. It will remain on the same site. But in time, we will redo it and there is some indication that we might get slots there, and if we do get slot machines, then we would do it maybe faster than if we wouldn't get any slots. So again it's — it — Pimlico will play a great role in the MEC, in the overall MEC business.

        ANDREW ROSEN: And do you have a particular dollar range of investment that may be required in your various tracks over the next several years?

        FRANK STRONACH: We — we do have that, but again, depending on how much money is coming in, and to what extent we can improve the profitability, we can... we can gauge it in such a way that we stay within our means, and that we stay — that it makes good business sense.

        ANDREW ROSEN: Okay, one last question, then — is some of the income from MI Developments, then, going to fund some of these redevelopments?

        FRANK STRONACH: We have, in our information circular, when we did the spin out of MID, which was approved, to very, you know, I think about 97 percent. It's on page 58, yeah, page 58. We clearly indicated that there's a lot of synergies between MID and MEC, and we clearly indicated that we might be involved in building some of the buildings necessary for MEC, and so on, but we clearly indicated that, and, at this point — up to this point we haven't done any yet, but we always indicated that it makes alot of sense, there are a lot of synergies.

        And let me give you one example. We're down in Gulfstream Park, we have, MEC has signed an agreement with Forest City, one of the highly respected shopping mall developers and operators, we've signed a 50/50 joint venture. It was a land lease, just only on what we call the under-utilized lands. The same thing, we have signed a letter of intent in California, Los Angeles, with Rick Caruso, one of the well respected shopping mall developers and operators, so it makes a lot of sense. Will MID maybe get into the picture to be involved in some of these projects? Quite possible, but we have to analyze that and act accordingly to it. But keep in mind, MEC is a public company with their own boards, MID is a public company with their own boards, and both boards have the responsibility and the obligation to make sure that their respective shareholders are protected, and that it makes good sense for both companies.

        ANDREW ROSEN: Thank you.

        FRANK STRONACH: Next question.

        OPERATOR: Your next question comes from John Partridge from The Globe and Mail. Please go ahead, sir.

        JOHN PARTRIDGE: Now, Mr. Stronach, what is your view of the objections that Greenlight has raised to the transaction?

        FRANK STRONACH: First of all, keep in mind that management proposed, because of the very synergies and the cost-saving that MID should make a bid. I'm saying the MID management proposed, through the board, that MID should make a bid for the outstanding MEC shares and consequently, a special committee of outside directors was set up, and a lot of monies were spent on very high-priced lawyers and investment bankers, and they came to the conclusion that that would make a lot of sense, let's retain the leading framework, let's retain all the regulations, according to SEC and OSC, so they proceeded and I have been — I was informed about it, but I had relative little to do with it. And my response to the Greenlight filing is, look, I think we proceeded within the legal framework, and obeyed all the rules, and we will analyze it and my own lawyers tell me, within the next few days, a response will go in to the various respective authorities.

        JOHN PARTRIDGE: How likely is it, in your view, that — can you see any room to either change the terms of the transaction so that it may — it may end the objections what's the possibility you may withdraw it altogether?

        FRANK STRONACH: I have never been seeking confrontations with shareholders, you know. We — I try to listen, the management, the board likes to listen as much as we can to shareholders, but in the final analysis, various institutions won't be running Magna, because we have stakeholders. Our philosophies have been well known, and because — when we refer to stakeholders, when we say "Look, we have employees, we have management, we have shareholders, and we have communities we operate in, so, if it good for our stakeholders, if it makes good business sense, then we will proceed with various transactions." If we find out we can do things better, and shareholders will be more happy about it, of course we would change things. But at this date, at this time, we haven't analyzed it enough that we could give you an answer, and I think the special committee, I'm talking of the MID directors — will sit down and have another strategy session and see, will it remain the same, will we change it, or do we do something else. But that might take another few weeks.

        ANDREW ROSEN: If I could ask another question here, what arrangements have you made with Mr. Tobin in terms of severance? Is it the same package as Mr. Biggar got? A $1 million,...

        FRANK STRONACH: No, that's the board — that's a board decision. The board has to decide that.

        ANDREW ROSEN: And what was the decision?

        FRANK STRONACH: There's no — The board hasn't made that decision yet.

        ANDREW ROSEN: Surely you would have agreed to the terms before he left.

        FRANK STRONACH: Well, the compensation of — the thing is, keep in mind, he left on his own free will, he quit.

        ANDREW ROSEN: Did you... Did you have any policy disagreements with him?

        FRANK STRONACH: No. I told you before. I don't want to repeat the same thing. If you listened then, I said he came to me, and he said he would like to leave the company and pursue other things. I don't want to repeat the same thing.

        ANDREW ROSEN: Yeah, but that's awfully... that's awfully hard to credit.

        FRANK STRONACH: I've given you the answer so please, next question, please, Operator.

        OPERATOR: Your next question comes from Ed Derosa from Thoroughbred. Please go ahead.

        ED DEROSA: Hello, Mr. Stronach, how are you?

        FRANK STRONACH: Hi, Ed, how are you?

        ED DEROSA: Fine, thank you. Regarding the MEC management, with all the expansion you guys have done, do you see that as a problem that, with the high turnover of executives that, not only are you dealing with a new company but you're dealing with entirely new tracks, like Lone Star... you're going to have the Breeder's Cup this year, can you talk about that?

        FRANK STRONACH: Yeah, we... I think at MEC we have practically no turnover, you know. We had in the first year, we had some, again, when it was brand new, we had some turnover, but now we... we have no, we have no — Jim McAlpine, which is the CEO, has been, oh, I think, fourth year, so, no, we have no turnover, and I'm very optimistic.

        ED DEROSA: Okay. Are there any acquisitions that you're currently pursuing in terms of additional racetrack property?

        FRANK STRONACH: We... would not comment on that, and again it's — we would not comment on that.

        ED DEROSA: Okay. So you can't... Not even like New Jersey, the leasing efforts?

        FRANK STRONACH: We... we... I could not comment on that.

        ED DEROSA: Okay, thank you.

        FRANK STRONACH: Thank you. Next question.

        OPERATOR: Your next question comes from Tony VanAlpen from Toronto Star. Please go ahead.

        TONY VanALPEN: Frank, did you try to talk —

        FRANK STRONACH: Hi, Tony.

        TONY VanALPEN: Hi, Frank. Did you try to talk Brian out of leaving the company? You tend to be a persuasive man.

        FRANK STRONACH: I let — if somebody wants to leave, I — very seldom that I would have persuaded somebody to stay.

        TONY VanALPEN: Okay. Did Mr. Tobin say why he wanted to leave — to pursue other business interests?

        FRANK STRONACH: Tony, again, I don't want to keep repeating the same thing over. I made the — I specifically said, Mr. Tobin came to me and he said he would like to leave the company —

        TONY VanALPEN: Was it a surprise?

        FRANK STRONACH:... to pursue other interests.

        TONY VanALPEN: Was it a surprise to you?

        FRANK STRONACH: I do not want to comment on that.

        TONY VanALPEN: Okay —

        FRANK STRONACH: Okay, thank you. Next question.

        OPERATOR: Your next question comes from John Botti from Botti Brown Asset Management. Please go ahead.

        JOHN BOTTI: Hi, Mr. Stronach. I want to thank you for —

        FRANK STRONACH: Hi.

        JOHN BOTTI: ...for holding this conference call, because, at least to us, it's fairly obvious that you are in complete control, and are running MID and MEC.

        FRANK STRONACH: No, let me... let me cut in. We do have the respective boards.

        JOHN BOTTI: Okay —

        FRANK STRONACH: And we have a lot of outside board directors, you know. I'm fully aware of my responsibility, and keep in mind, I have been for many years on the corporate governance board of NASDAQ. So, I'm quite aware of, you know, that... that public companies have to be, you know... I'm quite aware of regulations and whatever it is, right? So, I believe we run a very good show.

        JOHN BOTTI: Okay. You know, that might hold some water with shareholders, had it not been the fourth or fifth person that's left, and had not the issue of corporate governance in and around Magna Entertainment not been somewhat legendary, and part of the reason that you spun out MID. But, second of all, I really want to say this publicly, because we said it personally of Brian Tobin. We absolutely are not in favor of the proposed transaction, so we want to state that publicly —

        FRANK STRONACH: Are you... Are you talking on behalf of MEC or MID?

        JOHN BOTTI: We're talking about the proposed transaction of —

        FRANK STRONACH: No, but — Are you... are you an MEC shareholder or an MID shareholder?

        JOHN BOTTI: We are both.

        FRANK STRONACH: Because I hear from MEC shareholders, they say, look, the price is not high enough, and, we hear similar things from MID shareholders, so... So, you're a shareholder in both?

        JOHN BOTTI: Yeah. I don't think there's an MID shareholder out there that's saying that the price isn't high enough. I... I don't know of an MID shareholder that —

        FRANK STRONACH: I didn't say — I didn't say that.

        JOHN BOTTI: Okay.

        FRANK STRONACH: I only said that I... that MEC shareholders said that the price isn't high enough. The MID shareholder have other... have perhaps other reasons.

        JOHN BOTTI: Okay. I think the main point that I would like to make, and ask, I know you say that the boards have approved it and that you're going to leave it to the boards, but the boards are ever-changing, and you have people like Brian Tobin, who has recently left, he's no longer on the board. So my point would be, why not take this to shareholder vote? I'm convinced — And we would be very, very satisfied, if it won in a shareholder vote, we'd be very satisfied to say, "Go ahead with the transaction." So why not take it to shareholders?

        FRANK STRONACH: Well, first of all, again, we operate within a legal framework, institutions sometimes have different, they are driven by different motives. To institutions, sometimes, a week is a lifetime. We have stakeholders, so it's, again, like I said before, this company will not be driven by institutions alone. We recognize them, we welcome their participation, we will listen, we're not looking for confrontations, and I said before, if we will analyze it, see if we come up with something better, where we get more shareholders maybe be in favor of that. We will analyze it. But look, we have laws and we respect the laws. And I hope, any time, if a shareholder doesn't like it it's still a free market, right?

        JOHN BOTTI: Sure, except I think you have shareholders like Botti Brown and other people that have held MID since it was spun out. It's not as if the —

        FRANK STRONACH: It's just been spun out very recently, and, in the information circular we had exactly... we were quite open, we clearly indicated that there's a lot of synergies between MEC and MID. So I don't — it's very clearly that we never misled shareholders.

        JOHN BOTTI: Actually, Mr. Stronach, I don't think that's the case. I think when you actually spun it out, there was a very clear distinction made between the 2 business models. Now you're merging them —

        FRANK STRONACH: Look, we're getting into the finer legal points. I do not profess to be a constitution lawyer, so if you feel there's anything here, that's another forum. Any other questions?

        JOHN BOTTI: No, I would just like to go back to what I said before, and that's, we would encourage you to —

        FRANK STRONACH: You exaggerate. You said that the fifth CEO at MID. That isn't so. We have appointed the fourth.

        JOHN BOTTI: Okay.

        FRANK STRONACH: Okay? Right.

        JOHN BOTTI: I apologize. Again, I would like to encourage you to look at the issue of a shareholder vote.

        FRANK STRONACH: We'll look at the issue. We... we try — I do not seek a confrontation, but we have the mandate to run a good business.

        OPERATOR: Your next question comes from Ron Mayers from Genoa Capital Incorporated. Please go ahead.

        RON MAYERS: Good morning, Mr. Stronach.

        FRANK STRONACH: Good morning, Ron.

        RON MAYERS: Is there any plan to have a public response to the Greenlight letter and filing? In other words, can we expect to see a copy of your lawyers' submissions before the end of — .

        FRANK STRONACH: I — I would have to check what the legal requirements — we would have to — I normally, I'm quite open. I'm saying nothing should be — shareholders got, — we have, as far as I'm concerned, shareholders get access to everything there is. But, uh, I think that the response has not been completely... not been completed yet, and I will check with my lawyers if that response could be made public.

        RON MAYERS: Okay. And can I then call your Investor Relations person and get the response to that question at a later time?

        FRANK STRONACH: Yes.

        RON MAYERS: Is that a fair thing to do?

        FRANK STRONACH: Yes.

        RON MAYERS: Okay. My other question is this: Are you personally committed to seeing this MEC and MID transaction go through?

        FRANK STRONACH: I'm just committed to make sure that — because I believe both are great companies, that there's a lot of synergies, and I'm — look my track record speaks for itself.

        RON MAYERS: It does.

        FRANK STRONACH: So it's got to make good business sense, it's got to be fair, and it's got to be good for MID shareholders as well as MEC shareholders. And we do have special independent committees, directors, and so we analyze that. But I'm committed to both companies to do well.

        RON MAYERS: Okay. Thank you.

        FRANK STRONACH: Thank you. Next question.

        OPERATOR: Your next question comes from Kevin Ferris from Entrust Capital. Please go ahead.

        KEVIN FERRIS: My questions have been asked, thank you.

        FRANK STRONACH: Thank you. Next question —

        OPERATOR: Your next question comes from Tony Campbell from Knott Partners. Please go ahead.

        TONY CAMPBELL: Good morning, Frank.

        FRANK STRONACH: Hi, Tony.

        TONY CAMPBELL: How are you today?

        FRANK STRONACH: Very well.

        TONY CAMPBELL: I actually have two questions.

        FRANK STRONACH: Yes.

        TONY CAMPBELL: The first question — and you may have mentioned this — but when is the valuation, MEC evaluation going to be made public?

        [pause]

        FRANK STRONACH: Of — the evaluation of what?

        TONY CAMPBELL: Well, aren't they coming up with —

        FRANK STRONACH: Are you talking of MEC, or MID?

        TONY CAMPBELL: Of MEC.

        FRANK STRONACH: Of MEC? We have — we have a special independent committee, and I believe it's not completed.

        TONY CAMPBELL: Okay. Second question: With all the work that the investment bankers did, was there much consideration given to the fact that this is a taxable transaction for the MEC shareholders? Because as you well know, we are, and have been, long-term MEC shareholders pretty much from day one and as I've sort of objected before, it's very rare to have one of these transactions, and then to have it taxable to whit, to someone that might be quite agreeable to —

        [speakers overlap]

        FRANK STRONACH: Tony, I don't want to comment on that, for the simple reason, again, we had investment bankers involved, we had tax lawyers, we had a lot of outside high-priced lawyers involved, and this is what they came up with. And, like I said, I was — in an overall concept, I, you know, they kind of briefed me, but I... I've never been involved in any details, so I could not comment on that.

        TONY CAMPBELL: Okay, I'll just say from our perspective it's pretty untenable. Anyway, good luck!

        FRANK STRONACH: Okay. Thank you, Tony. Next question.

        OPERATOR: Your next question comes from Catherine Paradis from Radio Canada. Please go ahead.

        CATHERINE PARADIS: Hi, Mr. Stronach.

        FRANK STRONACH: Hi, Catherine.

        CATHERINE PARADIS: I'm wondering, what impact do you think the departures of Mr. Tobin and Mr. Davis could have on Magna? Do you think that there may be — that people might be worried —

        [speakers overlap]

        FRANK STRONACH: Okay, Catherine, they're not involved in Magna.

        CATHERINE PARADIS: Sorry?

        FRANK STRONACH: They have nothing to do with Magna. You mean MID?

        CATHERINE PARADIS: Yes, yes. Yes. What —

        FRANK STRONACH: MID? We have the management team, a working team, together for many, many years, and they've been there for many years. It has no impact. That's why I wanted to give this press — this conference call, to make sure the shareholders understand, from management stability, there's no problem.

        CATHERINE PARADIS: But do you think maybe some shareholders might be worried, because of a perception of dissatisfaction among directors?

        FRANK STRONACH: Shareholders go by facts, not by perception. You know, the market is facts, not perception.

        CATHERINE PARADIS: Thank you.

        FRANK STRONACH: And look, I've been in business for over 40 years, and I've built great companies from ground up, okay? So I don't see any problem. Thank you. Next question.

        OPERATOR: Your next question comes from Luca Ippolito from Chesapeake Partners. Please go ahead.

        [speakers overlap]

        LUCA IPPOLITO: My questions have been asked.

        FRANK STRONACH: Hi, Luca.

        LUCA IPPOLITO: Hi. My questions have been asked. Thank you.

        FRANK STRONACH: Thank you.

        OPERATOR: Your next question comes from Gared Mitchell from National Post Business Management. Please go ahead.

        GARED MITCHELL: Hi, Frank, years ago, when you just started getting interested in racing and the racing business, you told shareholders, "Stick with me and you're going to do well." Then your racing interests needed a lot of startup costs — that's understandable — a lot of acquisition costs. You endured some years of losses. Now that you've got Magna Racino has opened in Europe, and Pennsylvania has allowed slots in their tracks, it seems on the eve of making a lot of money — you are cutting the investors out.

        FRANK STRONACH: No, just keep in mind, I stated before, MEC is a separate public company with independent directors, and they have not done their evaluation or their recommendation, okay? So you can't say it's in the final [inaudible] analysis... Director, directors try to act in the best interests of the shareholders.

        GARED MITCHELL: So why would you buy them out at — what is it? — 7 dollars a share?

        FRANK STRONACH: Well, keep... keep in mind, we have the MID, which is a more conservative-based company. By that, I'm saying, it's got that a lot of rental properties, income properties. And the MEC is perhaps has a greater up-side, so if you merge the two, you know, you still have, if you want to stay in, you still have as an MEC shareholder, or as an MID shareholder, I think they would... there's a lot of synergies, and they will complement each another, so, but anyway, that's a business decision every shareholder's got to make. But we just felt and I can only speak from the MID side, and I am only repeating what conclusions and the recommendations the directors came up, that they felt that it might be a win-win for the MID shareholders as well as for the MEC shareholders.

        GARED MITCHELL: MID is an industrial real-estate company. MEC is —

        FRANK STRONACH: No, no, no, that's just... It has been, but because we, we were stifled before, because we have — we had an agreement, you know, a standstill agreement, so we had a lot of good people there, and we felt the company's got more ability than just do straight factories, right? Straight factories, you've got a fixed return, but, we'd like to see higher returns.

        GARED MITCHELL: MID is an admirably profitable company. MEC has not been. Are you trying to bury MEC's losses in MID?

        FRANK STRONACH: No, no, that's... I mean, that's — that might be your opinion, right? Both companies got to be good, because we don't run businesses in order to lose monies, but when you have a new business, you know, it takes you sometimes a while 'til you straighten it out. Okay?

        GARED MITCHELL: Which goes back to my original question. You're cutting out the shareholders after years of patience.

        FRANK STRONACH: We're not cutting out the shareholders, for the simple reason, the board of directors have to recommend, in the final analysis, the MEC shareholders either approve it or don't approve it, right? So it's a proper process. It's a market process. And obviously, you don't understand that. Thank you. Next question.

        GARED MITCHELL: Final question, then. Did Mr. Tobin object to the strategy?

        FRANK STRONACH: I... Look. I've answered that question many times, okay? So I'm not going to repeat it. Next question, Operator.

        OPERATOR: Your next question comes from Peter Brieger from the National Post. Please go ahead.

        PETER BRIEGER: Hi, gentlemen.

        FRANK STRONACH: Hi, Peter.

        PETER BRIEGER: Hi, there. Just a quick question for Mr. Simonetti. I'm wondering, Mr. Simonetti, how confident you feel about being around, you know, in six months.

        JOHN SIMONETTI: I feel very confident.

        PETER BRIEGER: Really?

        JOHN SIMONETTI: Extremely confident. I've been with Magna for 10 years, and hopefully, will see another 10.

        PETER BRIEGER: How do you feel about the proposed transaction?

        JOHN SIMONETTI: You know, I'll let Frank answer those questions.

        PETER BRIEGER: No, but how do you feel?

        FRANK STRONACH: Just — I called the press conference and so if you've got a question, you ask me at this time.

        PETER BRIEGER: Well, I wanted to pose that one to Mr. Simonetti as well, Mr. Stronach. You can appreciate that.

        FRANK STRONACH: Well, some other time.

        PETER BRIEGER: [laughs] Can you tell me when?

        FRANK STRONACH: Sure. Next week. John is away on vacation for a few days, a well-deserved one —

        PETER BRIEGER: Well, let's set up a day and a time.

        FRANK STRONACH: So, so next week he's around, and he... he's quite happy to talk to you. But again, we have to be very careful. We want to be fair to all the shareholders, and we can't give special selective information to various people. So the next time, when we have... when we get the shareholder — when we have a conference call, you can then ask the question to John Simonetti.

        PETER BRIEGER: Mm-hmm.

        FRANK STRONACH: Okay, thank you. Next question.

        OPERATOR: Your next question comes from Gary Norris from the Canadian Press. Please go ahead.

        GARY NORRIS: Yes, Mr. Stronach, I'm just curious — was there ever any thought given to an income trust structure for MID?

        FRANK STRONACH: I think, originally, I think we — I think we discussed it once, very briefly, on the board, but we are a company which — we are not a bank, right? We are a company which likes to do things and create things and builds things. So, the income trust, I think it wouldn't fit our goal.

        GARY NORRIS: Okay. I'm sorry to keep picking away on the Tobin issue. Just one quick question in that connection. Was there ever any indication that Mr. Tobin might be in line for the international president and CEO job?

        FRANK STRONACH: Again, no comment. There was never... there was never any question in regards to Magna International, okay?

        GARY NORRIS: Thank you.

        FRANK STRONACH: Thank you.

        OPERATOR: Your next question Tony VanAlpen from the Toronto Star. Please go ahead, sir.

        TONY VanALPEN: Frank, you seem to be in great health, and busier than ever. Have you given any thought of slowing down a bit?

        FRANK STRONACH: What do you mean? I'm just a teenager, I thrive on it, so — Okay. So...

        TONY VanALPEN: You left me speechless.

        FRANK STRONACH: Yeah, okay, so, I mean, just — so you should be, occasionally. Okay, the next question. Thank you.

        OPERATOR: Your next question comes from Steve Velgot from Cathay Financial. Please go ahead.

        STEVE VELGOT: Yes, my question has to do with the tender offer that you know, is being made to MEC shareholders, and how that... the timing of it reconciles with the elections in November, given that several states, most notably Florida, is going to have gaming on the ballot. And I think that, you know, would have some direct impact on the value of Magna Entertainment. Could you comment at all about that this offer is coming just ahead of the November elections?

        FRANK STRONACH: First of all, we do have an independent board. It's a separate public company with an independent... with an independent board of directors, and they are totally aware of their responsibilities, right? And it has not been... it has not been totally evaluated, what — if they were to recommend it to the MEC shareholders. So I could not make any further comments. They are aware, where there's elections. They are aware where there might be the chance of slot machines, but that might figure all in their considerations, what to recommend to the MEC shareholders. In the final analysis, the MEC shareholders will be made... will be made aware of all the circumstances, and then they will vote on it, right? [pause] Thank you.

        OPERATOR: Your next question comes from Ron Mayers from Genoa Capital Inc. Please go ahead.

        RON MAYERS: Mr. Stronach, we look at the proposed acquisition of Magna Entertainment, and we look at the objections that the various parties have raised, and we see a shareholder base, at least the outspoken shareholder base that seems to be uncomfortable, you know, depending on... on what position they hold with... with the transaction —

        FRANK STRONACH: Are you a shareholder with MEC or MID?

        RON MAYERS: We have been shareholders of both, at various times, as well as Magna International. unlike much of the shareholder base, we're Canadian.

        FRANK STRONACH: Yes.

        RON MAYERS: And the reason that we're struck by this is because, historically — and I've been in this business a number of years — we have noticed that you always seem to create shareholder value, rather than to destroy shareholder value.

        [speakers overlap]

        FRANK STRONACH: You mean —

        RON MAYERS:... over the longer term.

        FRANK STRONACH: I pride myself that I created a lot of shareholders value.

        RON MAYERS: Yeah —

        FRANK STRONACH: I pride myself to run a great ship.

        RON MAYERS: Right. But when it comes down to actually — I mean, when it comes to, you know, to corporate democracy and unorthodoxy, you're, let us say, unto yourself. And I don't mean that in a positive or negative way, only as an observation.

        FRANK STRONACH: But let me — let me set you straight. I... You know, way, way back, I took a huge discount on my shares and the shareholders voted for the A&B structure. The shareholders voted for a corporate constitution. And I dare any other corporation to put in corporate constitutions, okay?

        RON MAYERS: Mm-hmm.

        FRANK STRONACH: So we pride ourselves that we got great corporate governance, and that we are great operators and we created a lot of shareholders. But you cannot, on the day-to-day management, we do have very good boards, independent boards, but in the day management, you can't have too many cooks in the kitchen.

        RON MAYERS: I totally understand that, and I didn't mean for you to take that personally, or to take it negatively. It was merely an observation.

        [speakers overlap]

        FRANK STRONACH: A lot of people are not aware of it, that shareholders all voted for that.

        RON MAYERS: Yes —

        FRANK STRONACH: And I took a big discount. I took a big discount in my... in my shares, at the time.

        RON MAYERS: Okay. Well, you've done as well as your shareholders, or at least as well, but over the longer term — and that's my point — you seem to add value to your shareholders, so in the context of this transaction —

        FRANK STRONACH: Yes?

        RON MAYERS: Okay, where we see a value-creating transaction on the horizon, as the journalist who spoke before me noted, you know, you see this MEC... you see Racino's on the ballot... it's clearly a cutting-edge thing. Isn't this a bad time to do this, for... for both shareholders? Wouldn't we be better off, knowing the outcome of the November election?

        FRANK STRONACH: No, but that's why you've got independent boards, huh? And independent boards have the obligation to make sure that the shareholders have all the information, so the shareholders can base their decisions — should they... should they vote for a deal or reject a deal? That's the way the market operates. And that's,... and that's a... that's a good thing, you know, that the market operates that way. But anyway, I think, next question, please.

        RON MAYERS: Can I just...

        FRANK STRONACH: Yes? One more question from you.

        OPERATOR: Your next — I'm sorry, sir, he's no longer on the line.

        FRANK STRONACH: Okay, all right.

        OPERATOR: Your next question is from David Einhorn from Greenlight Capital. Please go ahead.

        FRANK STRONACH: Hi, David.

        DAVID EINHORN: Hi. Good morning. It's, it's nice to hear from you, you know. We and many, many other shareholders have wanted to talk to you about MI Developments for about a year now, and I'm glad that you're making yourself available today.

        FRANK STRONACH: Thank you.

        DAVID EINHORN: I know that you support the MI deal. We've had numerous conversations with Mr. Tobin and Mr. Simonetti, neither of whom have been able to quantify any benefit to MI shareholders, over any reasonable timeframe, as a result of this deal. I was wondering if you were in a position this morning to quantify how MI shareholders will have higher values in the future, as a result of this transaction.

        FRANK STRONACH: Well,... I... You mean, the whole transaction would be so that there is the — that you create values. And we believe MEC is more... is... will be one of the great global companies because of its unique content. But, it will take a while yet, you know? Will it take a half a year? Will it take a year? Will it take two years? I can't say that, at this time, but we're making headways. We... we're improving things, and, I feel very great about MEC, and let me assure you, yes, I do love horses, but I'm handicapped by having, you know, by having horses years ago. My trainer could go to a racetrack and say, "If you put on a special race, we ship our horses there." I can't do that any more. I can't have absolutely no privileges. It's the other way around, I'm penalized now. So I have not made the decision to be in the race-horse business. I made the decision, I understand that business, I understand it, maybe, better than the automobile business, with the new technologies. You see, with the new technologies, MEC will be an international, you might say, lottery corporation. And, I'd be quite happy,... I think within the near future, to have a major conference call, where I will invite the senior MEC people, where we give you... where we give everybody an update, to the present MEC shareholders, and to the MID shareholders, that... hopefully, we can convince both shareholders that, by merging, everybody's better off. So, I, so we will, let's say, over the next two weeks, we will make a major conference call, and give you an update on MEC.

        DAVID EINHORN: I understand that, but can you quantify for me today, how much more value is created for MID shareholders, should this transaction transpire, as opposed to the current situation, where, where we don't own 100 percent?

        FRANK STRONACH: Oh, it's quite easy, right? If MECA — the better MEC does, the greater the value for MID shareholders. At this moment —

        DAVID EINHORN: We wind up with —

        FRANK STRONACH: ... That's why we got to... That's why we wanted to get MID separate, so management is not restricted to pursue other things, and create a great... a greater return than just, you know, than just a rental income. You might as well leave your money in the bank. So... but it will take some time until MEC will come on-stream and be very profitable, and once, when that is the case, then we can quantify it. MEC is a very young company, and it will take us a while yet to make it very profitable.

        DAVID EINHORN: How profitable, in your mind, does MEC have to become, to offset the dilution that MID shareholders are receiving, as a result —

        FRANK STRONACH: It's got to... it's... Look, it's got to come to the stage where the return on capital is greater than the return on capital in MID. So when that,... when that happens, then it's,... then it's viable. I believe that will —

        DAVID EINHORN: I think —

        FRANK STRONACH: I believe that will happen.

        DAVID EINHORN: I beg to differ, because I think that you're offering the MID shares at such a discount that the return on capital at MEC would have to compensate for the discounted value of the MID shares that are being given to them.

        FRANK STRONACH: Look, we've got now another... We'll do a separate conference call, where I do get the management in, of MEC, and we'll explain to you why MEC is a great company, and why MEC will be... will be,... will be great, if it's merged with MID. But, today, the conference call was because Brian Tobin left and so I wanted to give the shareholders the feeling that everything is okay. We got stability, and there's nothing to worry. So —

        DAVID EINHORN: Well, I appreciate —

        FRANK STRONACH: So the... the MEC thing, we'll do, maybe, within a week or two weeks, okay?

        DAVID EINHORN: And I have one last question.

        FRANK STRONACH: Yes?

        DAVID EINHORN: What other alternatives did the MID shareholders — board consider, to create value for MID shareholders, aside from this acquisition?

        FRANK STRONACH: The MID... the MID, and any special committees... Well, all we... Like I said, we do not seek confrontations with shareholders. We'll... you know, we go back to the drawing board. We will say, "Gee, can we do something better? Can we do something different?" But we will wait... we will wait perhaps, maybe a few weeks before we do that.

        DAVID EINHORN: Okay —

        FRANK STRONACH: Anyway, I think it's — I will call a special conference call, so that MID shareholders and MEC shareholders will have a better understanding on MEC. Thank you.

        DAVID EINHORN: Thank you.

        FRANK STRONACH: One more question, perhaps, or two more?

        OPERATOR: Okay, thank you, sir. One more question comes from Mr. Rick Weber, from Buckeye. Please go ahead, sir.

        RICK WEBER: Yes, good morning, sir. If the OS — ... regarding the transaction, the Fair Enterprise transaction, your sale of your stock prior to the announcement of the merger between the two companies... it's sort of a complicated arrangement.

        FRANK STRONACH: It's not complicated.—

        RICK WEBER: Well, let me ask you this — would you be willing... If the OSC asked you that the sale be, in essence, be finalized at the time that you made the announcement — in other words, that there isn't any more put or call arrangements...

        FRANK STRONACH: Let me give you the straight goods on that? I mentioned, when the deal... when the deal was sort of semi-proceeding, right, between MID or the proposal from MID to MEC, I said to management, "Look, I don't want to have it ever construed that we do the deal because I would have a financial gain." I would sell... I would sell my shares in at cost, which is... which would be quite a bit lower than what the thing is, right? But at no time did I ever instruct that there's an option, or that the shares would go back due, because I have never sought a preferred arrangement over other shareholders, okay? So this is totally wrong. There was never any instructions. The only instruction was, I don't want it ever construed that I have, ... that I have a beneficial gain on the transaction. If the transaction doesn't take place, then those MEC shares wind up in the same company as they were before. That was always the intent, and I gave no other instruction to that... to that point.

        RICK WEBER: Are you willing to have —

        FRANK STRONACH: Absolutely. It's a thing I cannot have. I cannot have, and I will never have, a preferred position over other shareholders. Those shares got to go back to Fair Enterprise.

        RICK WEBER: Wh — ... are you willing to live with the situation, if the deal does not go through, that the shares do not go back to Fair Enterprises?

        FRANK STRONACH: No, they got to go back. They got to go back, because then MEC would remain as a separate public company. I got to be exactly in the same boat than all the other shareholders, and I should not have any... There's no way I will... I will accept any special treatment. I never asked for any special treatment.

        RICK WEBER: Okay. And do you have a put arrangement with those shares, if the transaction doesn't go through?

        FRANK STRONACH: I do not want to have a put. I don't want anything. I just... As a token of goodwill, as a token that it could not be construed that I have a gain on my shares. That's why I submitted that, at the low price.

        RICK WEBER: Okay.

        FRANK STRONACH: But if the deal does not go through, the shares got to go back to where came from.

        RICK WEBER: Okay, thank you very much.

        FRANK STRONACH: Thank you. Last question.

        OPERATOR: Your last question comes from Mr. Sam Damiani from TD Newcrest. Please go ahead, sir.

        SAM DAMIANI: Thank you. I wonder if I could just touch on about three-or-so questions here. Just on the last issue, you know, the put option is there. It doesn't appear that there's any other reason for the put option to exist for the transaction, and it does sort of lend some support to Greenlight's case, that it was put there to help avoid a shareholder vote. Can you respond to that, please?

        FRANK STRONACH: I think that's a very fine legal question. I would not... I'm not familiar with that. I couldn't answer. But, our law department could answer that to you, but I would not be quite able to answer that.

        SAM DAMIANI: Okay. Second question is, with your advisors and the management and the board, was any consideration given to the fact that this MEC, the offer for MEC, alienates virtually all of your MID shareholder base? Like, all of your MID shareholders are really not in favor of this transaction, it would appear at this point. Was any, you know, anticipation of that, or consideration given to that, before?

        FRANK STRONACH: I... Like I said to you, I was not involved, huh? You know, management proposed it, and the board... the board got a special committee together, and then outside lawyers, and investment bankers were... were put into the action.

        SAM DAMIANI: So, was the revolt against the transaction never anticipated?

        FRANK STRONACH: I couldn't tell you that, you know? You know, maybe there's MID shareholders out there which would differ with you from that.

        SAM DAMIANI: Maybe. Final question, just on leverage. There's been some talk that you are averse to putting leverage into MID on an "as is" basis, or on a combined basis, pro forma. What are your thoughts on using,

        FRANK STRONACH: Well, on using loans?

        SAM DAMIANI: Yeah.

        FRANK STRONACH: On using them?

        SAM DAMIANI: Yeah.

        FRANK STRONACH: Look, I'm normally against debt, normally? Magna's got no debt, Magna's got a lot of cash in the bank, and the more cash you got in the bank, the better the company is run.

        SAM DAMIANI: That stands for this company as well, which obviously has a very stable, long growing capital—...

        [speakers overlap]

        FRANK STRONACH: That doesn't mean that we... I'm not saying to you that we wouldn't, get some loans, that we have some debt instrument. I'm not... we assessed it as we got along, as we... as we think what we have to do, in order that it's good business. But as a fundamental rule, I think everybody knows that I don't like debt.

        SAM DAMIANI: Okay.

        FRANK STRONACH: And I've never seen a company go broke with monies in the bank.

        SAM DAMIANI: Okay.

        FRANK STRONACH: Okay, thank you.

        SAM DAMIANI: Final question, just on this... You're planning a call with the MEC management. Is that going to happen before the circular gets filed?

        FRANK STRONACH: I would have to check if that has any bearing. I would have to,...

        SAM DAMIANI: Okay.

        FRANK STRONACH:... I would check on the legal side, if it... what the proper procedure would be, but I think it's very good for the MID shareholders and the MEC shareholders to get an update on MEC.

        SAM DAMIANI: Thank you very much.

        FRANK STRONACH: Okay, thank you. Thank you very much for participating in this conference call, and I look forward to have a conference call in regards to MEC and an update on MEC in the near future. Thank you. Bye-bye.

        OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating and please disconnect your lines.

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